Global Green Matrix Corp.
943 Canso Drive
Gabriola, BC
V0R 1X2
(604-324-2110)

December 27, 2010

VIA FACSIMILE (703-813-6968) AND THE EDGAR SYSTEM

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ernest Greene

Re:  GLOBAL GREEN MATRIX CORP.
Form 20-K for the year ended December 31, 2009
File No. 0-51180

Dear Mr. Greene:

We express our appreciation for your review of the Form 20-K for the year ended December 31, 2009 of Global Green Matrix Corp. (formerly Poly-Pacific International Inc.), hereafter referred to as the “Company”.  On behalf of the Company, we are responding to comments on the Filings provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 23, 2010.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.

Form 20-K for the year ended December 31, 2009

C. Disclosure, Controls and Procedures, page 63

1.
Staff Comment:  Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures.  Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Securities and Exchange Commission
Attention:  Ernst Greene
December 27, 2010

Company Response:  Pursuant to your request, the Company will add the following at the end of the section.

“Global Green Matrix Corp.’s Acting Chief Executive Officer and Acting Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting, page 63

2.
Staff Comment:  It appears that your report on management’s assessment of internal control over financial reporting is materially deficient.  Please amend your Form 20-F to provide the information required by Item 15-T (b) of Form 20-F regarding your assessment of the effectiveness of your internal control over financial reporting.  Specifically, your disclosure should include the following:

·	A statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting:

·
A statement of management’s assessment of internal control over financial reporting for the fiscal year ended December 31, 2009.  You should specifically state whether your internal control over financial reporting was effective or not for the period ended December 31, 2009; and

·
A statement in substantially the following form:  “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

Company Response:  Pursuant to your request, the Company will revise the section entirely to read as follows:

The Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published financial statements.

Securities and Exchange Commission
Attention:  Ernst Greene
December 27, 2010

All internal control systems no matter how well designed have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Global Green Matrix Corp. management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  In making this assessment, it used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our assessment, management concluded that as of December 31, 2009, Global Green’s internal control over financial reporting is effective based on those criteria.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

3.
Staff Comment:  Please amend your Form 20-F to state whether there have been any changes in internal controls over financial reporting during the annual period ended December 31, 2009 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.  See Item 15T(c) of Form 20-F.

Company Response:  Pursuant to your request, the Company will add this statement at the conclusion of the section of Internal Controls Over Financial Reporting, also noted in the final paragraph above in question 2.

There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Securities and Exchange Commission
Attention:  Ernst Greene
December 27, 2010

4.
Staff Comment:  Considering the comments raised in this letter, if you believe that your disclosure controls and procedures were effective as of December 31, 2009, please tell us the factors you considered and highlight for us those factors that supported your conclusion.  We specifically note that your original Form 20-F filed on July 20, 2010 did not include Item 15 (management’s assessment of disclosure controls and procedures or management’s assessment of the effectiveness of internal controls over financial reporting) and the disclosures you provided in your Form 20-F/A are missing required disclosures as noted in the comments above.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to disclosed by the issuer is recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation115.02, which you can find at http:www.sec.gov/divisions/corpfin/guidance/regs-kintemp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the Company not timely or current in its Exchange Act reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please show us how you will amend your Form 20-F/A to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures (i.e. that your disclose controls and procedures were not effective as of the end of the fiscal year.)

Company Response:  Pursuant to your request, the Company will the appropriate amendments to the 20-F (see comments to staff questions 1-3) to ensure that we are current with Exchange Act reporting requirements.

Exhibits 99.1 and 99.2

5.
Staff Comment:  We note that the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  You have replaced the word “report” with “annual report” in paragraphs 3 and 4 of your certifications.  In future filings, please revise your certifications to use the word “report” instead of the description of the incorrect corresponding report.  Please also revise your introductory paragraph 4 to specifically reference “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))”.  Your certifications should be in the exact form as required in paragraph 12 of Instructions As to Exhibits of Form 20-F.

Securities and Exchange Commission
Attention:  Ernst Greene
December 27, 2010

Company Response:  Pursuant to your request, the Company will disclose in future filings with the Commission an accounting policy tailored to its individual products, services, and circumstances.

Once the Company’s responses above are reviewed by the Commission’s staff and are acceptable by them, the Company will file a revised 20-F on EDGAR system.

Further, in accordance with the Staff's request, attached hereto is a copy of the written acknowledgement of the Company.

·	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

·	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

Your prompt attention is greatly appreciated.  If you have any questions regarding the Company’s response, please do not hesitate to contact me at (604) 324-2110.

Best regards, Per: Global Green Matrix Corp. Signed: “Randy Hayward” Randy Hayward, President and CEO

ACKNOWLEDGEMENT

In connection with Global Green Matrix Corp, formerly Poly-Pacific International Inc., (the “Company”) letter dated December 27, 2010 in response to the Securities and Exchange Commission’s comment letter dated November 23, 2010, the Company acknowledges the following:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Global Green Matrix Corp. Signed: “Randy Hayward” _____________________________ Randy Hayward, President and CEO